FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   January 2009

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

FOR IMMEDIATE RELEASE

Teva to Report Fourth Quarter and Full Year 2008
Financial Results on February 17, 2009

-- Conference Call Scheduled for 8:30 AM ET --

Jerusalem, Israel, January 27, 2009 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its fourth quarter and full year 2008 financial results on Tuesday, February 17, 2009.

Teva will host a conference call and live webcast on the same day, at 8:30 a.m. ET to discuss its forth quarter and full year 2008 results and overall business environment.  A Question & Answer session will follow this discussion.  The earnings release will be available on Teva's web site at www.tevapharm.com prior to the call.

Investors and other interested parties may access a live webcast through Teva's website at www.tevapharm.com.  Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company`s website.  Alternatively, a replay of the call can be accessed until February 24, 2009, at 11:59 p.m. ET, by calling (201) 612-7415 outside the U.S. or (877) 660-6853 in the U.S.  The Pass Code to access the replay: account #3055 and conference ID #311401.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: January 27, 2009

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